

Mail Stop 3233

November 25, 2015

Via E-mail
Alan F. Feldman
Chief Executive Officer
Resource Apartment REIT III, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, Pennsylvania 19103

> **Re:   Resource Apartment REIT III, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 2, 2015**
> **File No. 333-207740**

Dear Mr. Feldman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

General

1. We note your response to comment 6. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2. We note your disclosure on page 37 that purchases of common stock by persons who are affiliated with you or your advisor will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

3. In appropriate sections of the prospectus, please clarify that the distribution and shareholder servicing fee, if paid in full, will equate to a selling commission and dealer manager fee of approximately 4%. Please also clarify, if true, that the total selling commissions and dealer manager fees on the Class T shares would be 10% if the distribution and shareholder servicing fee is paid in full. By way of example only, we note footnote 3 to the table on the cover, which is linked to net proceeds and the Use of Proceeds table that describes the distribution and shareholder servicing fee in footnote 3, which is linked to issuer costs and not selling commissions and dealer manager fees.

4. We note the disclosure on page 22 that the maximum distribution and shareholder servicing fee will be equal to approximately $0.40 per share or 4% of the $10 offering price. Please confirm, and, if true, disclose that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% (i.e. 6% selling commissions and dealer manager fees plus 4% distribution and shareholder servicing fee) if the distribution and shareholder servicing fees were paid in full.

Prospectus Summary, Page 1

What are the fees…?, page 13

5. We note your revisions on pages 13 and 90. Please revise to specifically disclose that these fees can be increased without shareholder consent.

6. Please add a column to your compensation table in the summary and on page 90 to clarify the recipient of each of the fees.

Why are we offering two classes…?, page 21

7. We note your disclosure on page 21 that the expense of distribution and shareholder servicing fee payable with respect to Class T shares sold in your primary offering will be allocated among all Class T shares, including those sold under your distribution reinvestment plan. Please revise to specifically clarify, if true, that this expense will be allocated among all Class T shares and so will result in lower distributions on the Class T or advise.

8. We note your responses to comments 15 and 27 as well as the revised disclosure on page 22 that Class T shares could have a lower NAV per share if distributions on the Class T shares are not correctly adjusted by the advisor or transfer agent to take account of such fee. Please revise the summary to clarify that NAV initially will be determined in the aggregate for the entire company. In addition, please clarify (i) if such incorrect adjustment means that the Class T distribution amount was not decreased to reflect the full expense of the distribution and shareholder servicing fee and (ii) such adjustment is the only case where Class A and Class T would have different NAV.

Risk Factors, page 28

9. We note your response to comment 17. We continue to believe the risk relating to difficulty in terminating your advisor even for poor performance should be described as a separate risk factor. Please revise accordingly.

Estimated Use of Proceeds, page 73

10. Please revise to quantify the distribution and shareholder servicing fee in a footnote that is linked to selling commissions and dealer manager fees.

11. We note your disclosure on the cover and page 75 that you will not reimburse your sponsor or its affiliates for the selling commissions. Please revise to clarify, if true, that you pay your sponsor fees that may be higher than fees paid by other non-traded REITs. In this regard, we note you pay your sponsor an annual asset management fee of 1.25% of the cost of each asset.

12. We note the column titled "Sale of $1,500,000 of Class A shares in the offering (Minimum Offering)" in your Estimated Use of Proceeds table. Please revise or advise.

13. Please tell us how you calculated the $37 million estimated acquisition fees based upon the maximum offering amount, inclusive of debt financing, as disclosed in footnote 4 on page 75.

Conflicts of Interest, page 99

14. We note your disclosure on page 99 that you may compete with Resource Opportunity REIT II to the extent that it has not fully invested its offering proceeds or seeks to reinvest funds from disposition of assets. Please revise to clarify the extent Resource Opportunity REIT II has not fully invested its offering proceeds and more specifically describe how this conflict may impact your ability to invest proceeds.

Investment Objectives and Policies, page 110

Experience Buying, Improving and Selling Discounted Real Estate…, page 117

15. We note your revised disclosure in response to comment 26 that the table on page 117 sets forth details about investments by your sponsor and its affiliates for its own account and for the account of affiliated programs. To the extent such information details investments for the account of affiliated programs, please tell us more specifically how the disclosure in the table relates to information required under Industry Guide 5.

Appendix A

Prior Performance Tables, page A-1

16. We note your response to comment 28. Please tell us why you believe that the investment objectives of Resource Real Estate Opportunity Fund, L.P. are similar to those of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or Jamie John,

Accounting Branch Chief at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc:     Andrew Davisson, Esq. (*via E-mail*)